EXHIBIT 99.2

Press Release

Thailand: Total Corbion PLA starts-up its
75,000 tonnes per year bioplastics plant

Paris - Amsterdam - Gorinchem, December 3, 2018 - Total Corbion PLA, a 50/50 joint venture between Total and Corbion, announces the start-up of its 75,000 tonnes per year PLA (Poly Lactic Acid) bioplastics plant in Rayong, Thailand. The plant has successfully produced Luminy® PLA resins. This bioplastic provides a valuable contribution towards the circular economy being 100% renewable and biodegradable and offering multiple environmentally-friendly waste solutions.

The new facility will produce a broad range of Luminy® PLA resins from renewable, non-GMO sugarcane sourced locally in Thailand: from standard PLA to innovative, high heat PLA and PDLA[1] with unique properties. The products will meet customers’ needs in a wide range of markets notably packaging, consumer goods, 3D printing, fibers and automotive and are specifically optimized for extrusion, thermoforming, injection molding and fiber spinning processes.

At the end of their useful life, PLA products can be mechanically or chemically recycled, or in some cases composted and returned to the soil as fertilizer.

Total Corbion PLA will leverage on the integration with its lactide plant, the monomer required for the production of PLA, that has simultaneously been expanded to 100,000 tonnes per year production capacity. Furthermore, the 1,000 tonnes per year PLA pilot plant, which has been operational since the end of 2017, is located on the same site and will be used for product development.

The start-up marks a major milestone for both the joint venture and the bioplastics market. With this additional 75,000 tonnes per year facility, the global production of PLA bioplastics will increase by almost 50% to 240,000 tonnes per year. PLA is a fast-growing polymer market with an estimated annual growth rate of 10% to 15%.

[1] Poly D-Lactic Acid

"The start-up of this state-of-the-art plant establishes Total Corbion PLA as a world-scale PLA bioplastic producer, ideally located to serve growing markets from Asia Pacific to Europe and the Americas” says Stephane Dion, CEO of the company. “The subsequent increase in global PLA capacity will enable manufacturers and brand owners to move into the circular economy and produce biobased products with lower carbon footprints and multiple end of life options."

"I’m very pleased that the joint venture has started-up the second-largest PLA bioplastics plant in the world. This achievement is fully in line with our strategy, to expand in petrochemicals and, at the same time, innovate in low-carbon solutions. Bioplastics are a great complement to our more traditional petrochemicals products to meet the rising demand for polymers while contributing towards reducing end-of-life concerns", says Bernard Pinatel, President Refining & Chemicals at Total.

Corbion, that supplies the lactic acid to this fully integrated plant, is happy with the news: "The successful start-up of this state-of-the-art PLA plant is the result of impressive team work by many. This is good news for consumers and producers who want to make a conscious choice to improve their carbon footprint and make their contribution to a circular economy. A world of innovation and business opportunities has opened up while contributing to a better world", says Tjerk de Ruiter, CEO at Corbion.

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For more information on how to make the switch to biobased PLA, or to obtain sample material for trials, please contact us.

About Total Corbion PLA

Total Corbion PLA is a global technology leader in Poly Lactic Acid (PLA) and lactide monomers. PLA is a biobased and biodegradable polymer made from annually renewable resources, offering a reduced carbon footprint versus many traditional plastics. The Luminy® PLA portfolio, which includes both high heat and standard PLA grades, is an innovative material that is used in a wide range of markets from packaging to consumer goods, fibers and automotive. Total Corbion PLA, headquartered in the Netherlands, is a 50/50 joint venture between Total and Corbion. www.total-corbion.com

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

About Corbion

Corbion is the global market leader in lactic acid and lactic acid derivatives, and a leading company in emulsifiers, functional enzyme blends, minerals, vitamins and algae ingredients. The company develops sustainable solutions to improve the quality of life for people today and generations to come. Corbion’s solutions help differentiate products in markets such as food, home & personal care, pharmaceuticals, medical devices and bioplastics. In 2017, Corbion generated annual sales of € 891.7 million and had a workforce of 1,794 FTE. Corbion is listed on the Euronext Amsterdam. www.corbion.com

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